VIA EDGAR

February 18, 2014

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

RE:    LVB Acquisition, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2013
Filed August 29, 2013
Form 10-Q for the Quarterly Period Ended August 31, 2013
Filed October 11, 2013
Form 8-K dated January 8, 2014
Filed January 8, 2014
File No. 000-54505

Dear Mr. James,

LVB Acquisition, Inc. (referred to herein as the “Company”, “we” or “our”) hereby submits our response to comments received from the Staff of the Commission’s Division of Corporation Finance by letter dated January 29, 2014. Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have included the text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended May 31, 2013
Item 8. Financial Statements
Consolidated Statement of Operations and Comprehensive Loss, page 77
1. We note that you have included goodwill impairment charges of $473 million, $292 million, and $422 million within the line item “Goodwill and intangible asset impairment charge” in your consolidated statements of operations for each of the three most recent fiscal years here and on page 81. In future filings, please present the aggregate amount of goodwill impairment losses as a separate line item in your statements of operations unless the goodwill impairment loss is associated with a discontinued operation consistent with FASB ASC 350-20-45-2.

Mailing Address: P.O. Box 587 Warsaw, IN 46581-0587 Toll Free: 800.348.9500 Office: 574.267.6639 Main Fax: 574.267.8137 www.biomet.com	Shipping Address: 56 East Bell Drive Warsaw, IN 46582

Response:
We respectfully acknowledge the Staff’s comment, and in response, we will separate our goodwill impairment charges as a separate line item in our statement of operations as these charges did not relate to a discontinued operation, in our Form 10-Q for the quarterly period ended February 28, 2014 and future filings.
Note 6 – Goodwill and Other Intangible Assets, page 92

2. We note the disclosure here of the circumstances that led to the 2013 goodwill impairments in the dental reconstructive and European reporting units. However, it is not clear how the circumstances disclosed relate to the operational performance of either reporting unit. For example, we note that as discussed on pages 49 and 50, for the fiscal year ended May 31, 2013, sales to Europe actually increased by 1.1% and dental sales only decreased by 4%. Please provide additional facts and circumstances which support the goodwill impairments recorded and relate those circumstances to the operational performance of the reporting units in question consistent with FASB ASC 350-20-50-2(a).

Response:
The fair value of our reporting units is determined using the income approach, specifically the discounted cash flow method. In evaluating goodwill for impairment, one of the most critical factors in determining the value of our reporting units is the revenue growth assumption that is built into the discounted cash flow model. Any significant change in actual revenue growth or market factors has a significant impact on our valuation model. An additional factor is the timing of prior goodwill impairments for these reporting units, which required the Company to reset or re-establish fair value at the date of those impairments. For example, goodwill for the dental reporting unit was previously impaired based on a testing date of February 29, 2012, and goodwill for the Europe reporting unit was previously impaired based on a testing date of February 28, 2011. The discounted cash flow valuation models prepared at the time of these impairments incorporated revenue growth assumptions based on information available and resulted in goodwill being adjusted to fair value at the time of these impairments.
Due to the significance of the Company’s operating income margins and general stability in working capital requirements, the most critical assumption in the discounted cash flow valuation model is the assumption around the revenue projections. Any change in revenue and revenue growth projections due to business or market related factors can have a significant impact on the valuation of the reporting unit. Accordingly, the discussions for the individual reporting units below primarily focus on the change in revenue and revenue growth projections from the date of the last impairment charge to the date of the fiscal 2013 charges.
Dental Reconstructive Reporting Unit
As it relates to the Company’s dental reconstructive reporting unit, we had previously recorded goodwill impairment charges based on a testing date of February 29, 2012 (“FY12 Model”), which reduced the dental reconstructive unit’s goodwill to its fair value.
In both the FY12 Model and the discounted cash flow model for fiscal 2013 Q2 ended November 30, 2012 (“FY13 Model”), the revenue projections and resulting revenue growth rates were built by reporting unit management taking into account a detailed analysis of industry trends and current experience in each individual country into which the reporting unit sells products. The following is an illustration of the revenue growth rates built into the FY12 Model compared with the FY 13 Model.

	Projected Growth Rates
Model	FY 2013	FY 2014	FY 2015	FY 2016	Terminal
FY 2012	1.5%	5.1%	7.9%	9.5%	3.0%
FY 2013	(4.20)%	(0.80)%	2.0%	3.6%	3.0%
When the FY 12 projections were prepared, the industry projected revenue growth rates were in line with the projections in our model. Included in the industry projections was the belief that the dental implant penetration rate would grow globally with high growth in emerging markets such as South America and Latin America. The Company generally participates in the premium price point of the dental implant market and it was believed that this pricing model would be sustained. At the end of fiscal 2013 Q2, the Company identified that a triggering event had occurred for the reporting unit, as sales were down 7% for quarter versus the prior year on a constant currency basis due to weakness in the Asia Pacific and European markets. The Company was also starting to experience some erosion of operating margins due to pressure from new competitors in the value dental implant segment that impacted sales volumes and pricing in addition to a shift in customer demands to implants that involve more digital technology that carry a lower margin. In the FY13 model, the Company determined that recent results in fiscal 2013 were not temporary and would have a sustained impact on the Company’s projected cash flows. Accordingly, the Company’s FY13 Model projections reflect (i) a slowing in the Asia Pacific markets primarily driven by unfavorable publicity in Japan around the safety of dental implants, which has decreased the acceptance of global implants; (ii) increasing austerity measures impacting our reimbursement rates for dental implants in European markets and (iii) declines in overall operating margins as a result of a lower revenue base and unfavorable movements in product mix.
As a result, while the dental market sales only declined 4% for the fiscal year ended May 31, 2013; this rate of decline was in contrast to our FY12 projections. The result of the projected revenue declines and resulting impact on cash flows was a decrease in the fair value of the dental reporting unit and a resulting impairment charge.
FASB ASC 350-20-50-2(a) notes “in the period in which the impairment loss is recognized a description of the facts and circumstances leading to the impairment shall be disclosed.” We currently have disclosed that the impairment charge was caused “primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends.” We intend to address the Staff’s comment by revising the wording in future filings to state the impairment charge for the dental reconstructive reporting unit was “primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to the Company’s prior projections used to establish the fair value of goodwill and intangible assets.”

Europe Reporting Unit
As it relates to the Europe reporting unit, we had previously taken goodwill impairment charges based on a February 28, 2011, testing date (“FY11 model”) which reduced the goodwill of the Europe reporting unit to fair value.

The FY11 model included revenue projections and a showed resulting growth rates improving to the range of 4.5% to 5% in line with industry projections and gross margins stabilizing to recovering, assuming that pricing pressure started to abate.
In conjunction with our annual impairment testing as of March 31, 2013 (“FY13 model”), projected revenues and the resulting annual revenue growth fell. These projections were generally in line with Eucomed industry projections.
The following is an illustration of the revenue growth rates built into the FY11 Model for Europe compared with the FY 13 Model.

	Projected Growth Rates
Model	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017	Terminal
FY 2011	4.3%	4.6%	4.7%	5.0%	3.0%	3.0%
FY 2013	1.1%	1.7%	2.2%	2.5%	2.5%	2.6%
The European market continued to shows signs of being stagnant as slight improvements in procedural volumes were nearly offset by pricing. In addition, at the time of the impairment analysis, we were experiencing additional pricing pressures in the tender process (the bidding process which establishes pricing with governmental hospitals) which would unfavorably impact revenue and margin in all future projection years. The result of the projected revenue declines and resulting impact on cash flows was a decrease in the fair value of the Europe reporting unit and a resulting impairment charge.

FASB ASC 350-20-50-2(a) notes “in the period in which the impairment loss is recognized a description of the facts and circumstances leading to the impairment shall be disclosed. We currently have disclosed that the impairment charge was caused by “the impact of continued austerity measures on procedural volumes and pricing in certain European countries.” We intend to address the Staff’s comment by revising the wording in future filings to state that the impairment charge for the Europe reporting unit was “the impact of continued austerity measures on procedural volumes and pricing in certain European countries when compared to Company’s prior projections used to establish the fair value of goodwill.”

3. In this regard, we note the disclosure on page 69 that your dental reconstructive reporting unit has a material amount of goodwill ($66 million) that is at a higher risk of impairment. Please consider providing the following disclosures for this reporting unit in future filings and each reporting unit when the unit is at risk of failing step one of the impairment test (defined in ASC Topic 350):

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.
Response:
We respectfully acknowledge the Staff’s comment and, in response, we will provided enhanced disclosures for reporting units currently at risk of failing step one of the impairment test, in our Form 10-Q for the quarterly period ended February 28, 2014 and future filings. Currently, the only reporting unit at risk of failing step one of the impairment test is the dental reconstructive reporting unit.

Our proposed wording is as follows: “The Company has $66 million of goodwill at its dental reconstructive reporting unit that is at a higher risk of impairment as the difference between the carrying value and fair value of the reporting unit was estimated to be approximately 10% as of February 28, 2014. The Company uses the discounted cash flow model to value the reporting unit. The critical assumptions in the discounted cash flow model are revenues, operating margins and discount rate assumptions. These assumptions are developed by reporting unit management based on industry projections for the countries in which the reporting unit operates, as well as reporting unit specific facts. If the reporting unit were to experience sales declines in the U.S. market or be exposed to enhanced and sustained pricing and volume pressures in its international markets, there would be an increased risk of impairment of goodwill for the dental reporting unit.”
4. While we note your disclosure on page 92, please tell us why the factors cited resulted in the impairment of the specific intangible assets noted on page 94: core technology and customer relationships in fiscal 2012 and core technology completed and customer relationships in fiscal 2013. Explain how you considered FASB ASC 350-30-50-3.

Response:

On page 92 we indicate that we recorded a goodwill and definite and indefinite-lived intangible assets impairment charge related to our dental reconstructive reporting unit, primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends for fiscal 2013. On page 94, the included table shows the amount of impairment charge relative to core technology, completed technology and customer relationships. We completed the Step 1 impairment work for these intangibles by comparing the undiscounted cash flows to the carrying value of the respective assets and these three assets for the reporting unit failed. We then completed the Step 2 work for these assets and concluded on the impairment charge. See response #2 for details of the changes in projected revenues. As the valuation model was a discounted cash flow model using the relief from royalty method and excess earnings method, the declines in the revenue and related margin declines when compared to our prior models drove the impairment of the intangibles.

Pertaining to fiscal 2012, we note that impairments consisted of goodwill and definite and indefinite-lived intangible assets. In fiscal 2012, we indicated that the impairment in our spine and bone healing reporting unit was primarily due to revenue growth rate declines as compared to prior assumptions and that the dental reconstructive reporting unit included evidence of declining industry market growth rates in certain European and Asia Pacific markets and unfavorable margin trends resulting from a change in product mix. On page 94, the included table shows the amount of the impairment charge relative to each intangible asset type. The declines in the revenue and related margin declines when compared to our prior models drove the impairment of the intangibles.

We believe our disclosure addresses the requirements of ASC 350-30-50-3 as it relates to the description of: a) the impaired intangible asset, b) the facts and circumstances leading to the impairment and c) the amount of impairment loss.

On page 93 we indicate, “The Company determines the fair value of intangible assets using an income based approach to determine the fair value. The approach calculates fair value by estimating the after-tax cash flows attributable to the asset and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate.” We believe this addresses the requirement to describe the method for determining fair value.

While we did not explicitly disclose where the impairment was recorded in the statements of operations, we believe the caption in the statements of operations which is “Goodwill and intangible assets impairment charge” satisfies this requirement; however, we will separate these in future filings and state explicitly in such future filings that the impairment is recorded in “Intangible assets impairment charge”. The calculated fair value is compared to the carrying value to determine if any impairment exists. The disclosure of the reportable segment under which the impaired intangible assets is reported is not relevant as we only operate in one reportable segment.

In aggregate we believe our disclosures are sufficient to address the requirements of FASB ASC 350-30-50-3.

Note 13 – Income Taxes, page 107

5. Please tell us and revise future filings to provide all of the disclosures required by FASB ASC 740-30-50-2. In particular, please disclose the cumulative temporary difference for the undistributed earnings of foreign subsidiaries as required by 50-2(b) of the aforementioned reference.

Response:

We respectfully acknowledge the Staff’s comment and, in response, will provide the disclosures required by FASB 740-30-50-2, and in particular the amount of our cumulative temporary difference for the undistributed earnings of our foreign subsidiaries, in our future filings. We intend to make the following highlighted change to our disclosure.

The Company has not historically provided for U.S. or additional foreign taxes on the excess of the amount of financial reporting over the tax basis of investments in non-U.S. subsidiaries. A company is not required to recognize a deferred tax liability for the outside basis difference of an investment in a non-U.S. subsidiary or a non-U.S. corporate joint venture that is essentially permanent in duration, unless it becomes apparent that such difference will reverse in the foreseeable future. The excess of financial reporting basis over tax basis of investments in non-U.S. subsidiaries is primarily attributable to the financial restatement of the carrying amount of these investments due to the 2007 Merger, adjusted for subsequent accumulation of earnings and losses. It is the Company's practice and intention to continue to permanently reinvest a substantial portion of the reported earnings of its non-U.S. subsidiaries in non-U.S. operations. It is also the Company's practice and intention to continue to permanently reinvest a substantial portion of the excess cash generated by its non-U.S. subsidiaries. Currently, there are no plans to divest any of the Company's investments in non-U.S. subsidiaries. As of May 31, 2013, the Company has an accumulated GAAP loss in its Non-US subsidiaries. Therefore, there are no undistributed earnings to disclose. To the extent it is determined that the book tax basis difference could reverse in the foreseeable future, other than related to undistributed earnings, the Company will record a deferred tax liability reflecting the estimated amount of tax that will be payable due to such reversal.

Note 14 – Segment reporting, page 110

6. We note the statement on page 92 that you have identified six reporting units for the testing of goodwill impairment and that these reporting units are based on your current administrative organizational structure and availability of discrete financial information. Accordingly, please tell us about the company’s analysis in determining that it has one reportable segment under FASB ASC 280-10-50. Your response should address the following:

•	Explain whether any operating segments were aggregated under FASB ASC 280-10-50-11;

•	Identify your chief operating decision maker;

•	Describe the contents of the information you provide to your chief operating decision maker;

•
We note that the company includes revenue information for five product groups: Include a discussion of the types of information about these product groups that is included in the information provided to your chief operating decision maker;

•	Tell us about how the company is organized
Response:

We are a global company that operates in a single segment, musculoskeletal products. We have not aggregated any operating segments in reaching this decision. This single segment determination is further supported by the content of the financial information regularly provided to our chief executive officer, who is our chief operating decision maker (“CODM”), the nature of our business activities and our management structure.

ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.

The CODM uses consolidated operating results and worldwide net sales by product category to make decisions about resource allocation and assess business performance. The information regularly presented to the CODM primarily consists of: (1) Consolidated profitability metrics of Adjusted EBITDA and Adjusted Net Income; (2) worldwide net sales by product categories and reporting unit (3) consolidated profit and loss; (“P&L”) statement; and (4) consolidated cash flow statement and net debt. The Company reported five product categories (large joint reconstructive; sports, extremities and trauma (“S.E.T.”); spine & bone healing; dental and other products) which have been disclosed in Note 14. The information presented to the CODM includes only net sales information for these product categories, and no profitability metrics are included based on product categories.

The Company is organized in a matrix format with six reporting units (Dental Reconstructive, Spine and Bone Healing, Europe, International, US Reconstructive, and Microfixation), which represent components that are managed by managers organized primarily based on geography. The reporting units contain results from various product categories – for example, the European manager is responsible for sales of large joints reconstructive, SET, and other products within Europe. These reporting units are further supported by a global product engine that provides product development, research and other services. A worldwide operations group responsible for manufacturing and procurement, and a variety of administrative support services are provided at the corporate headquarters.

Biomet designs, develops, manufactures and markets a comprehensive range of both surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. The Company operates and manages itself as a single focused enterprise with multiple product categories which are used by health care professionals to treat patients. The CODM uses Biomet’s consolidated results to make operating, managerial and strategic decisions. The product development, the manufacturing process, the customers, as well as the regulatory environment in which Biomet sells products are the same across the strategic business units and further the global operating margins of our portfolio of products is similar in nature. Consequently, omission of further disaggregated financial information by reporting unit does not deprive the CODM of data needed to make informed decisions about Biomet.

Form 10-Q for the Quarterly Period Ended August 31, 2013
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 40

7. We note the discussion here that cash and cash equivalents held outside the United States were $382.4 million as of August 31, 2013. However, we note that this amount exceeds the total amount of cash and cash equivalents of $345.4 million on your consolidated balance sheets as of August 31, 2013. Please clarify for us the correct amount of cash and cash equivalents held outside the United States as of August 31, 2013. In this regard, please also describe for us the transactions which support the decrease in the amounts held outside the United States to only $66.1 million as of November 30, 2013.

Response:

The majority of the Company’s legal entities are participants in the Company’s cash pool with a financial institution. This cash pool allows individual legal entities to carry cash overdrafts as long as in aggregate the Company’s cash pool position is positive. As of August 31, 2013, the amount of cash and cash equivalents held outside the United States of $382.4 million is correct as in aggregate all legal entities in the United States were overdrawn on the cash pool, leading to a total consolidated reported cash number of $345.4 million. During the three months ended November 30, 2013, the cash balance outside the United States declined to $66.1 million, as the available cash was used to retire $221.4 million of principal on our euro denominated term loan as well as pay $85.3 million of cash interest payments during the quarter. The Company will provide additional information in future filings when the cash pool position is negative.

Form 8-K filed January 8, 2014
Exhibit 99.1

8. As required by Instruction 2 to Item 2.02 of Form 8-K, we see that you present the reconciliation required by Item 10(e)(1)(i) of Regulation S-K for your non-GAAP financial information in the form of an “adjusted” income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

Response:

We respectfully acknowledge the Staff’s comment and confirm that in all future filings, we will delete the entire full “adjusted” income statements as presented on page 7 of Exhibit 99.1 of our Current Report on Form 8-K filed January 8, 2014. We have attached to this response as Annex A our proposed language and format for the reconciliation of non-GAAP information to be provided in future earnings releases. We believe the proposed format addresses the Compliance and Disclosure Interpretation 102.10, which indicates that it is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures as the attached proposed format does not include a full non-GAAP income statement. In addition, the proposed format includes only the financial statement lines and captions which we discussed by management as adjusted non-GAAP results on the Company’s last earnings call or are necessary to reconcile the GAAP to non-GAAP measures.

In addition to our response to your comments, please note the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact either me at 574-372-1687.

Sincerely,

/s/ Daniel P. Florin

Daniel P. Florin,
Senior Vice President and Chief Financial Officer

Annex A

Reconciliation of Certain Non-GAAP Line Items to GAAP Line Items
For the Six Months Ended November 30, 2013

Six Months Ended November 30, 2013
	Gross profit	Selling, general and administrative expense	Research and development expense	Amortization	Operating income (loss)	Interest Expense	Other (income) expense	Income (loss) before income taxes	Provision (benefit) from income taxes	Net income (loss)
As Reported	$1,034.2	$594.6	$78.9	$150.7	$210.0	$193.3	$5.9	$10.8	$(25.2)	$36.0
Purchase accounting	0.1	—	—	(144.3)	144.4	—	—	144.4	—	144.4
Inventory step-up	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	0.4	(7.6)	(1.2)	—	9.2	—	—	9.2	—	9.2
Certain litigation	19.9	(9.6)	—	—	29.5	—	—	29.5	—	29.5
Acquisition	—	(4.1)	—	—	4.1	—	—	4.1	—	4.1
Operational restructuring	19.7	(3.6)	(0.1)	—	23.4	—	—	23.4	—	23.4
Medical device tax	11.4	—			11.4			11.4		11.4
Loss on extinguishment of debt	—	—	—	—	—	—	(6.6)	6.6	—	6.6
Loss on swap liability	—	—	—	—	—	(21.8)		21.8		21.8
Sponsor fee	—	(5.4)	—	—	5.4	—	—	5.4	—	5.4
Other	—	—	—	—	—	—	0.4	(0.4)	—	(0.4)
Special items, pre-tax	51.5	(30.3)	(1.3)	(144.3)	227.4	(21.8)	(6.2)	255.4	—	255.4
Tax effect	—	—		—	—	—	—	—	83.8	(83.8)
As Adjusted	$1,085.7	$564.3	$77.6	$6.4	$437.4	$171.5	$(0.3)	$266.2	$58.6	$207.6